Mail Stop 4561

January 24, 2007

Jeff D. Jenson
I/NET, Inc.
1608 W. 2225 S.
Woods Cross, UT 84087
by facsimile also at: 801-401-7256

> **RE:** **I/Net, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 0-23806**
> **Date Filed: January 19, 2007**

Dear Mr. Jenson:

We have reviewed the above-captioned filing and have the following additional comments.

General

1. We reissue comment 1 of our letter dated January 5, 2007. In particular, it does not appear that all necessary information pursuant to Item 14 of Schedule 14A has been provided as to your prospective transaction with Liberator Medical Supply such as financial information with respect to you and Liberator Medical Supply pursuant to Item 14(c). Please revise to provide all necessary disclosure pursuant to Item 14.

2. We reissue comment 3 of our letter dated January 5, 2007 in part. Please discuss any other anti-takeover mechanisms that may be present in your governing documents or otherwise.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director